Filed pursuant to Rule 433

Registration Statement Nos. 333-141309

333-142365

Oscient Pharmaceuticals Corporation (Ticker: OSCI)

$60,000,000 3.50% Convertible Senior Notes due 2011

Final Pricing Sheet

Principal Amount of New Money Offering:	Up to $60,000,000

Issue Type:	Convertible Senior Notes due 2011

Note Issue Price:	77.5% (of Par) ; $775 per Note

Closing Common Stock Price (4/25/2007):	$6.40

Trade Date:	4/26/2007 (Thursday)

Settlement Date:	5/01/2007 (Tuesday)

Coupon:	3.50%

Interest Payment Date:	Semi-annually—April 15 and October 15

First Coupon:	October 15, 2007

Conversion Price:	$13.50

Note Conversion Ratio:	74.0471

Conversion Premium:	110.9%

Cash Take-over Protection:	Yes

Dividend Protection:	Yes

Call Protection:

3 years Automatic Conversion at 130% ($17.55) at Company option (Automatic Conversion can occur anytime OSCI closing price is above 130% of the conversion price then in effect for 20 out of 30 consecutive trading days)

Make-whole Provision:	3 years coupons less any coupons paid (upon automatic conversion within the first 3 years); payable in cash or stock, at Company option

Voluntary Conversion Provision:	3 years coupons less any coupons paid (upon any voluntary conversion within the first 3 years); payable in cash or stock, at Company option

Company Redemption:	Anytime after 5/10/2010

Note Final Maturity:	4/15/2011

Registration:	Registered; Registration Statements Effective 4/25/2007

Registered CUSIP:	68812R AC9

Placement Agent:	Piper Jaffray

Exchange Offer Results:

5.0% Promissory Notes due 2009

Of the $22,310,000 of principal amount of existing 2009 Notes, $9,043,000 were tendered. These notes and the accrued interest on these notes will be exchanged for $13,568,000 principal amount of 3.50% Convertible Senior Notes due 2011.

3 1/2% Senior Convertible Notes due 2011	Of the $152,750,000 of principal amount of existing 2011 Notes, $151,921,000 were tendered. These notes will be exchanged for $151,921,000 principal amount of 3.50% Convertible Senior Notes due 2011.

CAPITALIZATION

The following table sets forth capitalization as of December 31, 2006:

•	on an actual basis;

•	on an as adjusted basis to give effect to the issuance of $165,489,000 aggregate principal amount of new notes in the exchange offers;

•

on an as adjusted basis to give effect to the issuance for cash of an aggregate principal amount of $60.0 million of new notes, at an issue price of 77.5% of the principal amount on December 31, 2006; and

•

as adjusted to reflect a net gain of approximately $30.5 million on the assumed early extinguishment of all outstanding existing notes on December 31, 2006. This extinguishment of debt will result in recognition of gain in our statement of operations in the period in which the exchange offer is consummated.

We will apply guidance as set forth in Emerging Issues Task Force (“EITF”) Issue No. 96-19, Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended (“SFAS 133”), EITF Issue No. 00-19, and EITF Issue No. 06-06 as follows. The exchange offers are an extinguishment of existing debt, rather than a modification. The additional interest payment upon conversion is an embedded derivative requiring separate accounting. We also considered the provisions of EITF 05-2 and concluded that this is not conventional convertible debt.

The additional interest payment provisions contained in the new notes will be separately accounted for as derivative financial instruments in accordance with Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities.” The embedded derivative instrument will be measured at fair value and reflected separately on the balance sheet. For purposes of the “as adjusted” number in this document, we have estimated the fair value of the additional interest payment feature to be approximately $5.8 million which is reflected as a reduction under the new 3.5% convertible senior notes due 2011. Actual accounting values will be based on facts and circumstances, including the market price of our common shares, as of the date the exchanges become effective. This derivative liability will be adjusted quarterly for changes in fair value through either the date the additional interest payment provisions expire, at which time the liability will be zero, or the date at which an additional interest payment provision is triggered, with the corresponding charge or credit to other expense or income. This allocation of value to the additional interest payment provisions has been recorded as a discount on the new notes and the new notes will be accreted to par value through quarterly interest charges over the four-year term of the new notes.

We will also apply the guidance set forth in EITF Issue No. 98-5, which specifies the appropriate basis to account for contingent beneficial conversion premiums. The new notes have features that could lead to a beneficial conversion premium at issuance. A beneficial conversion premium may arise if and when, upon issuance of the new notes, the market price of our common shares exceeds the effective conversion price, after considering the debt discount and separating the additional interest payment feature embedded derivative. The beneficial conversion premium, if any, would be recorded as a discount on the new notes issued in the exchange offers and will be accreted to par value through semi-annual interest charges up to the maturity date of the new notes.

To the extent that existing notes are not validly tendered or accepted in the exchange offers, the amount attributed to the new notes would decrease and the amount attributed to the existing notes would increase. The new money offering is being made on a best efforts basis and there is no minimum amount of new notes that the Company is required to sell.

The information set forth in the following table should be read in conjunction with and is qualified in its entirety by the Company’s audited consolidated financial statements and notes thereto included in this prospectus.

	As of December 31, 2006
	Actual		As Adjusted
	(in thousands)
Long-term debt:
Existing 3 1/2% Senior Convertible Notes due 2011	$152,750	(1)	$829
Existing 5% Convertible Notes due 2009	22,310	(2)	15,313
3.50% Convertible Senior Notes due 2011	—		168,954	(3)
Revenue Interest Assignment	38,995		38,995
Senior Secured Note	20,000		20,000
Other liabilities	169		169

Total long-term debt	234,224		244,260

Shareholders’ Equity:
Series B restricted common stock, $0.10 par value—Authorized—625,000 shares, Issued and Outstanding—None	—		—
Common stock, $0.10 par value—Authorized 175,000,000 shares, Issued and Outstanding—13,558,867 shares at December 31, 2006	1,356		1,356
Additional paid-in capital	412,553		412,553
Accumulated deficit	(415,905)		(385,357)

Total Shareholders’ (deficit) equity	(1,996)		28,552

Total capitalization	$232,228		$272,812

(1)	Excludes accrued interest of $1,143.
(2)	Excludes accrued interest of $3,440.
(3)

If we elect to automatically convert, or a holder elects to voluntarily convert, some or all of the new notes into our common shares prior to four years after the Commitment Date, we will make an additional payment equal to the aggregate amount of interest payments that would have been payable on the new notes through and including May 10, 2010, less any interest payments already paid on the new notes. This additional payment is payable in cash or, at our option, in our common shares, or a combination of cash and our common shares. If paid in our common shares, the shares will have a fixed value equivalent to 90% of the automatic conversion price. This additional interest payment feature is considered to be an embedded derivative and will be recorded on the balance sheet at fair value as a current liability. We will be required to recognize changes in the derivative’s fair value from period to period in other income (expense) in our statements of operations. This additional interest payment that may be settled in shares is considered to be a conversion and will result in recognizing as expense any amounts paid by share settlement upon conversion under the additional interest payment.

The issuer has filed registration statements (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web Site at www.sec.gov. Alternatively, the issuer or the placement agent will arrange to send you the prospectus if you request it by calling Piper Jaffray & Co. collect at (415) 984-5144.